

Mail Stop 4720

May 5, 2016

James F. Oliviero
Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, NY

> **Re: Checkpoint Therapeutics, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed April 27, 2016**
> **File No. 000-55506**

Dear Mr. Oliviero:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

CK-102 (formerly CEP-9722) PARP Inhibitor Program, page 3

1.   We reference prior comment 4 and note your revised disclosure indicating that your licensor previously conducted Phase 1 clinical trials pursuant to an IND. We also note your disclosure that you are evaluating a reformulation of CK-102 for your intended Phase 1b trial. In this regard, please disclose whether you currently are the sponsor of an active IND relating to CK-102 to enable you to commence your intended Phase 1b trial. In the alternative, please revise to disclose, as applicable, when you plan to file an IND and remove the references in your chart and other disclosures indicating that you are currently in a Phase 1b trial.

Licensing Agreements and Collaborations, page 5

2.   We note your response to prior comment 7 and your revised disclosure relating to Dana-Faber and NeuPharma license agreements. We also note that each of the license

terminations are based upon the last licensed "patent right." In this regard, please refer to Article 1 Section 1.37 and Article X and of the Dana-Faber agreement and Article 1 Section 1.46 and Article X and of the NeuPharma agreement. Accordingly, please revise your disclosure to discuss the royalty term(s) and term and termination provision(s) as they relate to the termination of the last licensed "patent rights." Also, please revise the fourth full paragraph on page 4 so that your Intellectual Property disclosures include the latest expected patent expiration date for the GITR segment.

Collaboration Agreement and Option Agreement with TGTX, page 5.

3.   We note your revised disclosure in response to prior comments 10 and 11. Your response to prior comment 6 suggests that the NeuPharma Sponsored Research Agreement, which is disclosed in Note 6, is the same agreement as either the TGTX collaboration agreement or option agreement which you describe on page 5. Please revise your disclosures so that the identity and status of the agreements referenced in these two sections of the document is clear. Also, file the Option Agreement and, as applicable, the Sponsored Research Agreement, as exhibits to the Form 10. Refer to Regulation S-K, Item 601(b)(10)(ii)(A).

Exhibits

4.   Please file the assignment agreements referenced in prior comment 16 as exhibits to your Form 10. In this regard, we note that the Fortress assignments referenced on page 5 transfer ownership to licenses and collaboration agreements that you identify and separately file as material contracts.

You may contact Jacob Luxenburg at (202) 551-2339 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark McElreath, Esq., Alston & Bird LLP